Exhibit 12.1

OTTER TAIL CORPORATION

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2013	2014	2015	2016	2017
Earnings
Pretax income from continuing operations	$71,363,651	$73,440,180	$80,231,110	$82,118,038	$99,162,305
Plus fixed charges (see below)	30,219,768	32,091,737	33,742,169	34,311,441	31,936,730
Total earnings (1)	$101,583,419	$105,531,917	$113,973,279	$116,429,479	$131,099,035
Fixed Charges
Interest charges	$26,820,365	$29,241,350	$30,817,357	$31,291,356	$29,305,659
Amortization of debt expense, premium and discount	1,155,403	1,095,387	1,065,812	1,089,085	1,039,071
Estimated interest component of operating leases	2,244,000	1,755,000	1,859,000	1,931,000	1,592,000
Total fixed charges (2)	$30,219,768	$32,091,737	$33,742,169	$34,311,441	$31,936,730

Preferred Dividend Requirement*	$650,239	$-	$-	$-	$-

Total Fixed Charges and Preferred Dividend Requirement (3)	$30,870,007	$32,091,737	$33,742,169	$34,311,441	$31,936,730

Ratio of Earnings to Fixed Charges (1) Divided by (2)	3.36	3.29	3.38	3.39	4.10
Ratio of Earnings to Fixed Charges and Preferred Dividends (1) Divided by (3)	3.29	3.29	3.38	3.39	4.10

* All outstanding cumulative preferred shares were redeemed on March 1, 2013 for $15.7 million, including $0.2 million in call premiums charged to equity and included as preferred dividends paid and as part of our preferred dividend requirement for the year ended December 31, 2013.